SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

May 29, 2019

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

Periodic Report of OPC Energy Ltd. for the Three Months Ended March 31, 2019

On May 29, 2019, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its periodic report (in Hebrew) for the three months ended March 31, 2019 (“OPC’s Periodic Report”). English convenience translations of (i) Chapter B: Report of the Board of Directors regarding the Company’s Matters for the Three-Month Period ended March 31, 2019 and (ii) Chapter C: Condensed Consolidated Interim Financial Statements at March 31, 2019 of OPC’s Periodic Report are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements

This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to Tzomet Energy, OPC's agreement to acquire the remaining 5% of Tzomet and OPC’s strategy with respect to the Tzomet project, including statements and expectations with respect to the required license, approvals and fulfillment of preconditions for the development of the project, financing and the expected payment of the remaining consideration, the proposed transaction between OPC and Veridis, OPC’s business strategy, including OPC’s plans with respect to development projects, including timing for completion, expected COD dates, and costs, its plans and expectations regarding regulatory clearances and approvals for its projects, and the technologies intended to be used thereto, the Electricity Authority (“EA”) tariffs and their expected effects on OPC, OPC's adoption of certain accounting standards and the expected effects of those standards on OPC’s results, statements relating to disputes and/or regulatory proceedings, including the expected OPC-Rotem arbitration decision, and expected impact and outcomes and statements with respect to stock option plans. These statements are based on OPC Energy Ltd. management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s and OPC 's control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that OPC may fail to obtain regulatory approvals for its projects, OPC may fail to develop or complete its projects or complete any planned transactions, including dispositions or acquisitions, as planned or at all, that OPC’s current and future disputes and regulatory risks relating to the outcome of litigation and/or regulatory proceedings, the risk that the new accounting standards could have a material effect on OPC's results, changes to the EA tariffs and their effect on OPC's results, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

99.1
OPC Energy Ltd. – Periodic Report for the three months ended March 31, 2019—Chapter B: Report of the Board of Directors regarding the Company’s Matters for the Three‑Month Period Ended March 31, 2019, as published on May 29, 2019 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.2
OPC Energy Ltd. – Periodic Report for the three months ended March 31, 2019—Chapter C: Condensed Consolidated Interim Financial Statements at March 31, 2019, as published on May 29, 2019 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: May 29, 2019	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer